UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 6, 2024, announcing preliminary financial results for the quarter ended September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 6, 2024	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release Q3 2024

SFL Corporation Ltd.

Preliminary Q3 2024 results and quarterly cash dividend of $0.27 per share

Hamilton, Bermuda, November 6, 2024. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2024.

Highlights
•83rd consecutive quarterly dividend declared, $0.27 per share
•Net profit of $44.5 million, or $0.34 per share in the third quarter
•Received charter hire1 of $263.2 million in the quarter, including $4.2 million of profit share
•Adjusted EBITDA2 of $158.8 million from consolidated subsidiaries, plus $7.9 million adjusted EBITDA2 from associated companies
•Delivery of the newbuild LR2 product tankers SFL Taurus in August and SFL Tigris in October
•Delivery of the LNG dual-fuel 33,000 dwt chemical tankers SFL Aruba and SFL Bonaire in August
•More than $1 billion of financing amounts raised
•Issuance of a new NOK 750 million bond due 2029
•Agreed sale of an older 1,700 teu feeder container vessel subsequent to quarter end

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«Over the last decade SFL has transformed from a vessel financing provider to a maritime infrastructure company, with the vast majority of assets on long term time charters to end users. As part of this transformation, SFL has taken major steps to renew the fleet with modern high efficiency vessels, including multiple vessels with dual-fuel propulsion on the water and further newbuilds on order.

The strength of our operating platform is illustrated by our ability to execute multiple repeat transactions with industry leading counterparties, and we have added more than $2 billion to our backlog so far this year. Our fixed rate charter backlog now stands at approximately $4.7 billion, of which two thirds is to customers with investment grade rating, providing excellent cash flow visibility.»

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.27 per share. The dividend will be paid on or around December 27, 2024. The record date and ex-dividend date on the New York Stock Exchange will be December 13, 2024.

Results for the Quarter ended September 30, 2024

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $255.3 million in the third quarter of 2024, compared to $190.9 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $9.8 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type leases’ and gross charter hire from entities classified as ‘investment in associates’ for accounting purposes.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

The net result in the third quarter was also impacted by non-recurring or non-cash items, including net negative mark-to-market effects from swaps of $4.3 million, negative mark-to-market effects from equity investments of $0.1 million, loss from redemption and buyback of bonds of $0.9 million and an increase of $0.3 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $44.5 million, or $0.34 per share.

Business Update

As of September 30, 2024, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 81 wholly or partly owned vessels and newbuildings under construction was approximately $4.7 billion with a weighted remaining charter term of 6.7 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing features that may improve SFL’s operating results.

The majority of our vessels are employed on time charter contracts where SFL is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

During the quarter, the Company’s fleet generated gross charter hire4 of $263.2 million, including $4.2 million of profit share.

Container

SFL has a container fleet of 39 vessels, including five vessels on order. The container fleet generated approximately $88.7 million of charter hire in the quarter, including profit share from fuel savings.

The Company has contracted to build five 16,800 teu container vessels with scheduled delivery in 2028 at an aggregate construction cost of approximately $1 billion. The vessels will have LNG dual-fuel propulsion and the latest features in fuel efficiency and cargo intake optimization.

Upon delivery the vessels will commence minimum ten year time charters to a leading liner company, adding approximately $1.2 billion to our charter backlog. There will be an option to extend the charters for another two years, and purchase options at the end of year 10 and 12, including a profit share feature.

Subsequent to quarter end, the Company has agreed to sell the 1,700 teu container vessel Green Ace built in 2005 for approximately $10.8 million net, with expected delivery to the buyer in December. The vessel is debt free, and a gain of approximately $5 million is expected to be recorded in the fourth quarter.

Car carrier

SFL has a car carrier fleet of seven vessels. The car carrier fleet generated approximately $26.5 million of charter hire in the quarter, including profit share from fuel savings.

3 Fixed rate backlog as of September 30, 2024 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Tanker

SFL has a fleet of 18 crude oil, product, and chemical tankers, of which one was under construction at quarter end. The vessels generated approximately $37.0 million in charter hire during the quarter.

During the quarter, the Company took delivery of the second newbuild LR2 product tanker SFL Taurus with a five year time charter to a world leading energy and commodities company. Furthermore, the Company also took delivery of two LNG dual-fuel 33,000 dwt chemical carriers SFL Aruba and SFL Bonaire, both being employed by affiliates of Stolt Tankers. One vessel commenced a fixed rate time charter and the other is employed in a pool with similar sized vessels serving a portfolio of industrial freight volume contracts.

Subsequent to quarter end, the Company took delivery of the third newbuild LR2 product tanker SFL Tigris. Upon delivery, the vessel immediately commenced a five year time charter to a world leading energy and commodities company.

Dry Bulk

The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $25.0 million in gross charter hire from the dry bulk vessels, including profit share generated from the eight capesize vessels on charter to Golden Ocean.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, were employed in the spot and short term charter market in the quarter and earned approximately $8.4 million in net charter hire.

Energy

SFL owns two harsh environment drilling rigs, the large jack-up rig Linus and the ultra-deepwater semi-submersible rig Hercules. During the third quarter, the rigs generated approximately $85.9 million in contract revenues.

Linus is under a long-term contract with ConocoPhillips in Norway until May 2029. During the quarter, revenues from the rig were $15.8 million as the rig resumed operations in late July after finalizing its ten-year special survey.

During the quarter, Hercules commenced its drilling contract with Equinor in Canada and recorded approximately $70.1 million of contract revenue, including amortization of mobilization fees.

Hercules operating costs were $31.7 million in the third quarter, up from $10.8 million in the previous quarter as the rig recorded full operating costs from early July plus amortized mobilization costs deferred from the second quarter.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Subsequent to quarter end, the rig finalized the contract with Equinor in Canada and is currently mobilizing to Norway pending further employment.

Financing and Capital Expenditure

As of September 30, 2024, SFL carried approximately $164 million of cash and cash equivalents on its balance sheet, with an additional $60 million available under undrawn credit lines, totalling $224 million of freely available liquidity. The Company also had unencumbered vessels and marketable securities with a combined market value of approximately $98 million.

During the third quarter, the Company concluded refinancings relating to existing vessels of approximately $706 million with approximately $480 million drawn in the quarter, and the remaining amount subsequent to quarter end. Furthermore, the Company also concluded financings related to newly acquired vessels of approximately $244 million, with approximately $189 million being drawn in the third quarter and the balance subsequent to quarter end.

The Company also issued a new NOK 750 million bond in the Nordic High Yield Market. The loan bears a coupon of 3.25 % above the 3M NIBOR reference interest rate and the term is five years. The loan is swapped to approximately $71 million and at a 6.45 % fixed interest rate. Following this new bond issuance, SFL exercised its option for early redemption of the NOK 600 million bond loan due in January 2025 and extinguished this debt in full.

Through the combination of debt financing for 23 new and existing vessels, bond issuance and equity offering, the Company raised over $1.1 billion of new capital over the course of the third quarter.

The Company paid the first yard instalment of 10 % relating to the newbuild order for five 16,800 teu container vessels in September, with another 5 % estimated due at the end of the fourth quarter. The remaining instalments are due closer to delivery and is expected to be financed by pre- and post-delivery loan facilities.

Corporate and other matters

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments, other equity or debt offerings or other transactions.

During the quarter ended September 30, 2024, the Company issued 8,000,000 new shares of common stock in a U.S. public offering that raised net proceeds of approximately $96 million.

We also have dividend reinvestment (“DRIP”) and “at the market” (“ATM”) offering programs, pursuant to which the Company may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

In 2023, the Company’s Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company's common shares, with approximately $90 million remaining available under the program. The authorization was reconfirmed in 2024 and is valid until June 2025.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing (including the amount of any sale or repurchase of shares, as applicable) will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. We are not obligated under the terms of any board authorization, including in respect of the ATM, DRIP or share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Accounting Items

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report four of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short term.

Additionally, another seven container vessels were reported as ‘Investment in sales-type leases’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $3.6 million.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures

In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 6, 2024

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2024 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2023
except per share data)	2024	2024	(audited)

Charter revenues: sales-type and leaseback assets (excluding charter hire treated as Repayments)(1)	535	556	6,192
Charter revenues: operating leases and rig revenue contracts	248,552	183,641	724,973
Profit share income	4,159	4,392	13,162
Other operating income	2,077	2,326	7,959
Total operating revenues	255,323	190,915	752,286
Gain on sale of assets and termination of charters	—	—	18,670

Vessel and rig operating expenses	(94,238)	(65,204)	(293,756)
Administrative expenses	(4,928)	(5,364)	(15,565)
Depreciation	(62,018)	(58,121)	(214,062)
Vessel impairment charge	—	—	(7,389)
Total operating expenses	(161,184)	(128,689)	(530,772)

Operating income	94,139	62,226	240,184

Results in associates	669	697	2,848
Interest income from associates	1,150	1,138	4,563
Interest income, other	2,280	2,498	9,073
Interest expense	(46,451)	(45,296)	(167,010)
Interest and valuation gain/(loss) on non-designated derivatives	(3,511)	1,527	(3,109)
Gain/(loss) on investments in debt and equity securities	(145)	208	(1,912)
Other financial items	(542)	(702)	2,623
Taxes	(3,068)	(1,664)	(3,323)
Net income	44,521	20,632	83,937

Basic earnings per share ($)	0.34	0.16	0.67

Weighted average number of shares(2)	131,769,469	125,923,767	126,248,912
Common shares outstanding(2)	133,943,382	125,943,382	125,701,236
(1)‘Charter revenues: sales-type and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type & leaseback assets’ under US GAAP, which for the three months ended September 30, 2024 was $2.0 million (three months ended June 30, 2024: $1.9 million; full year 2023: $13.9 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 1.1 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2024 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2023
(in thousands of $)	2024	2024	(audited)

ASSETS
Short term
Cash and cash equivalents(3)	163,807	186,062	165,492
Investment in marketable securities	4,579	4,662	5,104
Amount due from related parties	7,794	8,630	3,532
Investment in sales-type leases, current portion	37,136	39,111	20,640
Other current assets	159,989	142,633	103,291

Long term
Vessels, rigs and equipment, net	3,223,546	2,809,216	2,654,733
Vessels and equipment under finance lease, net	318,907	552,856	573,454
Capital improvements, newbuildings and vessel deposits	112,649	49,357	86,058
Investment in sales-type leases, long term	—	—	35,099
Investment in associates(4)	16,464	16,487	16,473
Amount due from related parties, long term(4)	45,000	45,000	45,000
Other long term assets	9,827	12,996	22,513

Total assets	4,099,698	3,867,010	3,731,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	395,281	570,992	432,918
Amount due to related parties	936	1,199	2,890
Finance lease liability, current portion	222,662	391,553	419,341
Other current liabilities	128,202	149,693	114,046

Long term
Long term interest bearing debt, net of deferred charges	2,204,512	1,711,892	1,713,828
Other long term liabilities	8,471	5,775	8,969

Stockholders’ equity	1,139,634	1,035,906	1,039,397

Total liabilities and stockholders’ equity	4,099,698	3,867,010	3,731,389
(3)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(4)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
THIRD QUARTER 2024 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2023
	2024	2024	(audited)
OPERATING ACTIVITIES
Net income	44,521	20,632	83,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,902	60,279	220,365
Vessel impairment charge	—	—	7,389
Adjustment of derivatives to fair value recognised in net income	4,258	267	8,374
(Gain)/loss on investments in debt and equity securities	145	(208)	1,912
Results in associates	(669)	(697)	(2,848)
Gain on sale of assets and termination of charters	—	—	(18,670)
Repayment of investment in sales-type leases & leaseback assets	1,976	1,929	13,906
Other, net	3,216	416	2,553
Change in operating assets and liabilities	(36,743)	41,807	26,171
Net cash provided by operating activities	80,606	124,425	343,089

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(305,693)	(122,093)	(264,418)
Proceeds from sale of vessels and termination of charters	—	—	156,200
Cash received from associates	691	651	2,919
Collateral deposits returned/(paid) on swap agreements and other assets	(490)	5,860	1,405
Net cash used in investing activities	(305,492)	(115,582)	(103,894)

FINANCING ACTIVITIES
Repayment of finance lease liabilities	(168,891)	(13,933)	(53,654)
Proceeds from long and short term debt	746,325	188,699	944,585
Repayment of long and short term debt	(359,288)	(47,652)	(781,122)
Repurchase of Company bonds	(65,713)	(64,997)	(205,848)
Expenses paid in connection with securing finance	(9,591)	(2,217)	(12,448)
Principal settlements of cross currency swaps, net	—	(16,534)	(20,412)
Cash received/(paid) for shares issued or repurchased	96,250	—	(10,174)
Cash dividends paid	(36,461)	(34,300)	(122,992)
Net cash provided by/(used in) financing activities	202,631	9,066	(262,065)

Net increase/(decrease) in cash and cash equivalents	(22,255)	17,909	(22,870)
Cash and cash equivalents at beginning of period	186,062	168,153	188,362
Cash and cash equivalents at end of period	163,807	186,062	165,492

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2024 (UNAUDITED)

Condensed income statement data for the three months ended September 30, 2024

River Box Holding Inc 49.9%
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,349
Interest expense, related party(2)	(574)
Interest expense, other	(3,142)
Other items	36
Net income (3)	669
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2024 was $3.5 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2024, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of September 30, 2024

River Box Holding Inc (1) 49.9%
(in thousands of $)	Holding Inc (4)
Ownership share presented	49.9%
Cash and cash equivalents	2,644
Investment in direct financing leases including current portion	224,464
Total assets	227,108

Short term and long term portions of lease liability	186,899
Other current liabilities	1,290

Long term loans from shareholders, net(5)	22,455

Stockholder's equity(6)	16,464

Total liabilities and stockholder's equity	227,108
(4)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(5)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(6)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2024 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Sep 30, 2024
(in thousands of $)	Company (excluding)	49.9% owned
	associates)	associates

Net cash provided by operating activities	80,606	4,062
Non cash movements in other assets and liabilities	37,692	77
Interest related to Non- Designated Derivatives	(747)	—
Interest expense	44,704	3,142
Interest income, other	(2,280)	—
Interest (income)/expense from associates	(1,150)	574

Adjusted EBITDA (1)	158,825	7,855
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments